Exhibit 99

News Release For further information, please contact:
5790 Widewaters Parkway, DeWitt, N.Y. 13214	Scott A. Kingsley, EVP & Chief Financial Officer Office: (315) 445-3121

Community Bank System Reports
  First Quarter 2017 Results

- First Quarter GAAP EPS of $0.57 per share
- Completed the acquisition of Northeast Retirement Services

                        SYRACUSE, N.Y. — April 24, 2017 — Community Bank System, Inc. (NYSE: CBU) reported first quarter 2017 net income of $26.3 million, an increase of 7.6% compared with $24.4 million reported for the first quarter of 2016.  Diluted earnings per share totaled $0.57 for the first quarter of 2017, compared to $0.55 per share in the first quarter of 2016.  First quarter 2017 results included approximately $1.7 million, or three cents per share of acquisition expenses.

During the first quarter of 2017 the company adopted new accounting guidance for share-based transactions.  That guidance requires that all excess tax benefits and tax deficiencies associated with share-based compensation be recognized as income tax expense or benefit in the income statement.  Previously, tax effects resulting from changes in the company's share price subsequent to the grant date of equity instruments were recorded through shareholders' equity at the time of vesting or exercise.  The adoption of the amended accounting guidance resulted in a $2.2 million reduction of income tax expense in the first quarter of 2017, or $0.04 of diluted earnings per common share, net.

"We continued our trend of solid quarterly operating results despite achieving only modest seasonal growth in our overall earning asset base. Our results included a continuation of excellent credit quality, disciplined expense management and continued improvement in our non-interest income generation," said President and Chief Executive Officer Mark E. Tryniski.  "In February, we successfully completed the acquisition of Northeast Retirement Services, Inc. ("NRS"), a leading provider of benefit plan accounting, transfer agency, fund administration, trust and retirement plan services."  Mr. Tryniski continued, "We also anticipate receiving final regulatory approvals for our previously announced plan to merge with Merchants Bancshares, Inc. ("Merchants"), a high-quality $2.0 billion-asset company providing banking and other financial services across the State of Vermont and in Western Massachusetts.  We anticipate completing the transaction in mid-May."

Total revenue for the first quarter of 2017 was $111.6 million, an increase of $6.4 million, or 6.1%, over the prior year quarter, and included approximately $5.0 million of revenues from the NRS transaction completed in early February.  Higher revenue was generated as a result of a 1.5% increase in average earning assets and continued growth in noninterest income, partially offset by a two basis-point decline in net interest margin from the prior year quarter.  A combination of acquired and organic growth resulted in a $5.5 million, or 23.9% increase in wealth management, insurance, and employee benefit services revenues.  Deposit service fees increased 7.1% year-over-year, primarily the result of increased card-related revenues.  Other banking services declined $0.4 million from the first quarter of 2016, entirely related to an insurance-related gain experienced last year.  The quarterly provision for loan losses of $1.8 million was $0.5 million higher than the first quarter of 2016, reflective of higher quarterly net charge-off levels.  Non-performing asset and delinquent loan ratios were generally stable compared to the most recent four quarter-ends.  Excluding acquisition expenses from both periods, total operating expenses of $71.9 million for the quarter were $4.3 million, or 6.3% above the first quarter of 2016, and included a partial quarter of operating expenses from NRS, as well as an additional $1.5 million of intangible amortization from that transaction.

First quarter 2017 net interest income was $67.3 million, an increase of $0.4 million, or 0.6%, compared to the first quarter of 2016.  Slightly lower funding costs and a two basis-point decline in the earning asset yield resulted in a two basis point decrease in net interest margin year-over-year.  Average loan balances grew $126.5 million, or 2.6%, but were partially offset by average loan yields declining two basis points year-over-year, resulting in a $0.7 million increase in quarterly loan interest income.  Investment interest income was $0.5 million lower than the first quarter of 2016 as average investment securities (including cash equivalents) balances decreased by $14.7 million, and the yield on investments declined six basis points.  Interest expense was $0.2 million lower than the previous year's quarter, driven by a one-basis point decline in cost of funds, and a $119.4 million decline in average borrowings, partially offset by a $177.7 million increase in average deposit balances.  Wealth management and insurance services revenues increased $0.3 million, or 2.8%, compared to the first quarter of 2016, to $11.3 million.  Employee benefit services revenues increased $5.2 million from the first quarter of 2016, almost entirely related to the NRS acquisition.

Excluding acquisition expenses, first quarter 2017 operating expenses of $71.9 million, which included the partial quarter of operating activities of NRS, increased $4.3 million over the first quarter of 2016.  Salaries and employee benefits increased $2.3 million, or 5.8%, and included the personnel added from the NRS transaction as well as planned merit increases.  All other expenses increased 7.0%, and reflected the occupancy, equipment and other operating costs of NRS, including significantly higher intangible amortization, compared to the first quarter of 2016.  The first quarter 2017 effective income tax was 27.4%, and reflected the previously mentioned $2.2 million reduction in income tax expense related to the change in accounting for share-based transactions.  Excluding that change, the core effective income tax rate would have been approximately 33.5%, compared to 32.5% in the first quarter of 2016, reflective of a higher proportion of income being generated from fully taxable sources.

The Company also provides supplemental reporting of its results on a "net adjusted" or "tangible" basis, from which it excludes the after-tax effect of amortization of core deposit and other intangible assets (and the related goodwill, core deposit intangible and other intangible asset balances, net of applicable deferred tax amounts) and expenses associated with acquisitions.  The amounts of such expenses are presented in the tables that accompany this release.  Although "adjusted net income" as defined by the Company is not a GAAP measure, the Company's management believes this information helps investors understand the effect of acquisition activity in reported results.  Diluted adjusted net earnings per share were $0.64 in the first quarter of 2017.

Financial Position

Average earning assets of $7.72 billion for the first quarter of 2017 were up $111.8 million from the first quarter of 2016, and were consistent with the fourth quarter of 2016.  Compared to the prior year, total average earning asset balances included organic loan growth of $126.5 million, while average investment securities and interest-earning cash balances declined by $14.7 million.   Average deposit balances grew $177.7 million compared to the first quarter of 2016, and were $87.4 million higher than the fourth quarter of 2016.  Average borrowings in the first quarter of 2017 of $177.6 million, were $36.3 million, or 17.0%, lower than the fourth quarter of last year.

Ending loans at March 31, 2017 increased $111.0 million, or 2.3%, year-over-year, reflecting productive organic growth in the Company's consumer lending portfolios.  Investment securities totaled $2.79 billion at March 31, 2017, down somewhat from three of the previous four quarter-ends, and reflective of limited reinvestment of securities cash flows over the last twelve months.

Shareholders' equity of $1.30 billion at March 31, 2017 was $95.4 million, or 7.9%, higher than the prior year period, a result of strong earnings generation and capital retention over the last four quarters, as well as incremental shares issued in conjunction with the NRS acquisition in February.  The Company's net tangible equity to net tangible assets ratio was 8.91% at March 31, 2017.  The Company's Tier 1 leverage ratio was 10.35% at the end of the first quarter, compared to 9.95% a year earlier.

As previously announced, in December 2016 the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2.2 million shares of the Company's common stock during a twelve-month period starting January 1, 2017.  Such repurchases may be made at the discretion of the Company's senior management based on market conditions and other relevant factors and will be acquired through open market or privately negotiated transactions as permitted under Rule 10b-18 of the Securities Exchange Act of 1934 and other applicable legal requirements.  There were no shares repurchased in the first quarter of 2017.

Asset Quality

The Company's asset quality metrics continue to be favorable relative to comparative peer and industry averages and illustrate the long-term effectiveness of the Company's disciplined risk management and underwriting standards.  Net charge-offs were $2.0 million for the first quarter, compared to $2.2 million for the fourth quarter of 2016 and $1.1 million for the first quarter of 2016.  Net charge-offs as an annualized percentage of average loans measured 0.16% in the first quarter of 2017, compared to 0.18% in last year's fourth quarter and 0.10% in the first quarter of 2016.  Nonperforming loans as a percentage of total loans at March 31, 2017 were 0.46%, improved from 0.48% at December 31, 2016 and 0.54% at March 31, 2016.  The total loan delinquency ratio of 0.94% at the end of the first quarter was 25 basis points lower than the level at December 31, 2016, and six basis points lower than last year's first quarter-end.  The first quarter provision for loan losses of $1.8 million was $0.8 million lower than the fourth quarter of 2016, and $0.5 million higher than the first quarter of 2016.  The allowance for loan losses to nonperforming loans was 206% at March 31, 2017, compared with the 199% and 175% levels at the end of the fourth quarter and first quarter of 2016, respectively.

Dividend Increase
In August 2016, the Company declared a quarterly cash dividend of $0.32 per share on its common stock, marking the 24th consecutive year of dividend increases.  President and Chief Executive Officer, Mark E. Tryniski, commented, "The payment of a meaningful and growing dividend is an important component of our commitment to provide consistent and favorable long-term returns to our shareholders.  The increase reflected the continued strength of both our current operating performance and capital position."  The one cent increase, or 3.2%,  in the Company's quarterly cash dividend over the same quarter of the prior year, represents an annualized yield of 2.4% based upon its' closing price of $54.44 on April 21, 2017.

Merchants Bancshares, Inc.

On October 24, 2016, the Company announced that it had entered into a definitive agreement to acquire Merchants Bancshares, Inc. ("Merchants"), parent company of Merchants Bank headquartered in South Burlington, Vermont, for approximately $335 million in Company stock and cash.  The acquisition will extend the Company's footprint into the Vermont and Western Massachusetts markets.  Upon the completion of the merger, Community Bank will add 31 branch locations in Vermont and one location in Western Massachusetts with approximately $2.0 billion of assets, and deposits of $1.5 billion.  The Company and Merchants have received regulatory approval from the Office of the Comptroller of the Currency for the proposed merger and anticipate closing the merger in mid-May, subject to the receipt of approval from the Board of Governors of the Federal Reserve System and satisfaction of customary closing conditions.

Northeast Retirement Services, Inc.

On December 5, 2016, the Company announced that it had entered into a definitive agreement to acquire Northeast Retirement Services, Inc. ("NRS"), a leading provider of plan accounting, transfer agency, fund administration, trust and retirement plan services for approximately $148.6 million in Company stock and cash.  The acquisition was completed on February 3, 2017.

Conference Call Scheduled

Company management will conduct an investor call at 11:00 a.m. (ET) tomorrow, April 25, 2017, to discuss first quarter results.  The conference call can be accessed at 877-852-6576 (1-719-325-4896 if outside United States and Canada) using the conference ID code 4779182.  Investors may also listen live via the Internet at: http://www.webcaster4.com/Webcast/Page/995/20523.

This earnings release, including supporting financial tables, is available within the press releases section of the Company's investor relations website at: http://ir.communitybanksystem.com.  An archived webcast of the earnings call will be available on this site for one full year.

Community Bank System, Inc. operates more than 200 customer facilities across Upstate New York and Northeastern Pennsylvania through its banking subsidiary, Community Bank, N.A. With assets of approximately $8.9 billion, the DeWitt, N.Y. headquartered company is among the country's 150 largest financial institutions. In addition to a full range of retail, business, and governmental banking services, the Company offers comprehensive financial planning, insurance and wealth management services through its' Community Bank Wealth Management Group and OneGroup NY, Inc. operating subsidiaries.  The Company's Benefit Plans Administrative Services, Inc. subsidiary (which includes the recently acquired NRS)  is a leading provider of employee benefits administration, trust services, fund administration and actuarial consulting services to customers on a national scale. Community Bank System, Inc. is listed on the New York Stock Exchange and the Company's stock trades under the symbol CBU. For more information about Community Bank visit www.communitybankna.com or http://ir.communitybanksystem.com.

# # #

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The following factors, among others, could cause the actual results of CBU's operations to differ materially from CBU's expectations: the successful integration of operations of its acquisitions; competition; changes in economic conditions, interest rates and financial markets; changes in legislation or regulatory requirements; and the timing for receiving regulatory approvals and completing pending transactions.  These statements are based on the current beliefs and expectations of CBU's management and CBU does not assume any duty to update forward-looking statements.

Summary of Financial Data
(Dollars in thousands, except per share data)
	2017	2016
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Earnings
Loan income	$52,384	$53,602	$53,706	$52,509	$51,650
Investment income	17,574	19,397	17,616	18,601	18,106
Total interest income	69,958	72,999	71,322	71,110	69,756
Interest expense	2,684	2,753	2,859	2,804	2,875
Net interest income	67,274	70,246	68,463	68,306	66,881
Provision for loan losses	1,828	2,640	1,790	2,305	1,341
Net interest income after provision for loan losses	65,446	67,606	66,673	66,001	65,540
Deposit service fees	14,707	14,959	14,894	15,008	13,734
Revenues from mortgage banking and other banking services	1,159	1,438	2,863	1,597	1,579
Wealth management and insurance services	11,261	10,544	10,928	10,496	10,957
Employee benefit services	17,189	11,679	11,267	11,671	12,011
Gain on sale of investments	2	0	0	0	0
Total noninterest income	44,318	38,620	39,952	38,772	38,281
Salaries and employee benefits	41,400	36,259	38,300	37,950	39,138
Occupancy and equipment	8,196	7,633	7,373	7,409	7,663
Amortization of intangible assets	2,768	1,275	1,359	1,403	1,442
Acquisition expenses	1,716	1,364	2	263	77
Other	19,495	20,066	19,192	19,331	19,349
Total operating expenses	73,575	66,597	66,226	66,356	67,669
Income before income taxes	36,189	39,629	40,399	38,417	36,152
Income taxes	9,932	13,237	13,239	12,560	11,749
Net income	26,257	26,392	27,160	25,857	24,403
Basic earnings per share	$0.58	$0.59	$0.61	$0.58	$0.55
Diluted earnings per share	$0.57	$0.59	$0.61	$0.58	$0.55
Profitability
Return on assets	1.22%	1.21%	1.24%	1.20%	1.14%
Return on equity	8.47%	8.59%	8.71%	8.62%	8.34%
Return on tangible equity(2)	13.57%	13.40%	13.52%	13.63%	13.38%
Noninterest income/operating income (FTE) (1)	38.9%	34.7%	36.0%	35.3%	35.5%
Efficiency ratio	60.7%	57.5%	59.0%	59.0%	61.4%
Components of Net Interest Margin (FTE)
Loan yield	4.31%	4.33%	4.36%	4.35%	4.33%
Cash equivalents yield	0.79%	0.48%	0.46%	0.46%	0.47%
Investment yield	2.90%	3.14%	2.88%	3.06%	2.97%
Earning asset yield	3.80%	3.90%	3.82%	3.87%	3.82%
Interest-bearing deposit rate	0.13%	0.13%	0.13%	0.14%	0.14%
Borrowing rate	2.18%	1.80%	1.31%	1.50%	1.33%
Cost of all interest-bearing funds	0.19%	0.19%	0.20%	0.20%	0.20%
Cost of funds (includes DDA)	0.15%	0.15%	0.16%	0.15%	0.16%
Net interest margin (FTE)	3.65%	3.76%	3.67%	3.73%	3.67%
Fully tax-equivalent adjustment	$2,310	$2,382	$2,450	$2,605	$2,524

Summary of Financial Data
(Dollars in thousands, except per share data)
	2017	2016
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Average Balances
Loans	$4,939,092	$4,934,034	$4,913,517	$4,866,574	$4,812,575
Cash equivalents	40,209	15,367	19,110	19,456	22,355
Taxable investment securities	2,203,175	2,179,840	2,179,044	2,178,448	2,172,983
Nontaxable investment securities	540,518	556,774	571,327	588,897	603,297
Total interest-earning assets	7,722,994	7,686,015	7,682,998	7,653,375	7,611,210
Total assets	8,747,266	8,665,948	8,712,758	8,656,653	8,604,264
Interest-bearing deposits	5,543,046	5,472,420	5,405,180	5,517,287	5,458,273
Borrowings	177,587	213,930	327,578	249,263	296,964
Total interest-bearing liabilities	5,720,633	5,686,350	5,732,758	5,766,550	5,755,237
Noninterest-bearing deposits	1,620,473	1,603,703	1,569,960	1,532,322	1,527,585
Shareholders' equity	1,256,888	1,222,124	1,239,927	1,206,353	1,177,246
Balance Sheet Data
Cash and cash equivalents	$291,186	$173,857	$161,542	$161,634	$138,513
Investment securities	2,788,718	2,784,392	2,877,644	2,931,301	2,902,878
Loans:
Consumer mortgage	1,830,800	1,819,701	1,798,748	1,779,295	1,777,792
Business lending	1,468,465	1,490,076	1,506,878	1,536,546	1,509,421
Consumer indirect	1,055,112	1,044,972	1,037,077	993,132	941,151
Home equity	393,769	401,998	401,784	399,870	403,273
Consumer direct	184,067	191,815	196,134	195,959	189,535
Total loans	4,932,213	4,948,562	4,940,621	4,904,802	4,821,172
Allowance for loan losses	47,096	47,233	46,789	46,526	45,596
Intangible assets, net	618,977	480,844	482,119	483,478	484,881
Other assets	329,862	326,015	312,609	307,422	314,053
Total assets	8,913,860	8,666,437	8,727,746	8,742,111	8,615,901
Deposits:
Noninterest-bearing	1,642,158	1,646,039	1,577,194	1,546,253	1,533,085
Non-maturity interest-bearing	5,010,516	4,726,787	4,771,436	4,664,635	4,808,650
Time	684,203	703,128	728,789	746,966	777,327
Total deposits	7,336,877	7,075,954	7,077,419	6,957,854	7,119,062
Borrowings	0	146,200	133,900	267,600	33,700
Subordinated debt held by unconsolidated subsidiary trusts	102,177	102,170	102,164	102,158	102,152
Accrued interest and other liabilities	178,776	144,013	173,681	177,570	160,322
Total liabilities	7,617,830	7,468,337	7,487,164	7,505,182	7,415,236
Shareholders' equity	1,296,030	1,198,100	1,240,582	1,236,929	1,200,665
Total liabilities and shareholders' equity	8,913,860	8,666,437	8,727,746	8,742,111	8,615,901
Capital
Tier 1 leverage ratio	10.35%	10.55%	10.35%	10.14%	9.95%
Tangible equity/net tangible assets (2)	8.91%	9.24%	9.66%	9.58%	9.25%
Diluted weighted average common shares O/S	46,227	45,025	44,835	44,636	44,356
Period end common shares outstanding	45,956	44,437	44,357	44,179	44,070
Cash dividends declared per common share	$0.32	$0.32	$0.32	$0.31	$0.31
Book value per share	$28.20	$26.96	$27.97	$28.00	$27.24
Tangible book value per share(2)	$16.22	$17.12	$18.06	$17.99	$17.16
Common stock price (end of period)	$54.98	$61.79	$48.11	$41.09	$38.21

Summary of Financial Data
(Dollars in thousands, except per share data)
	2017	2016
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Asset Quality
Nonaccrual loans	$20,066	$20,619	$21,301	$22,150	$23,765
Accruing loans 90+ days delinquent	2,809	3,076	2,015	1,909	2,327
Total nonperforming loans	22,875	23,695	23,316	24,059	26,092
Other real estate owned (OREO)	2,486	1,966	2,060	1,726	2,031
Total nonperforming assets	25,361	25,661	25,376	25,785	28,123
Net charge-offs	1,965	2,196	1,527	1,375	1,146
Allowance for loan losses/loans outstanding	0.95%	0.95%	0.95%	0.95%	0.95%
Nonperforming loans/loans outstanding	0.46%	0.48%	0.47%	0.49%	0.54%
Allowance for loan losses/nonperforming loans	206%	199%	201%	193%	175%
Net charge-offs/average loans	0.16%	0.18%	0.12%	0.11%	0.10%
Delinquent loans/ending loans	0.94%	1.19%	1.06%	1.10%	1.00%
Loan loss provision/net charge-offs	93%	120%	117%	168%	117%
Nonperforming assets/total assets	0.28%	0.30%	0.29%	0.29%	0.33%
Asset Quality (excluding loans acquired since 1/1/09)
Nonaccrual loans	15,268	16,600	$16,966	$18,259	$20,045
Accruing loans 90+ days delinquent	1,707	1,963	1,869	1,573	1,837
Total nonperforming loans	16,975	18,563	18,835	19,832	21,882
Other real estate owned (OREO)	2,225	1,658	1,594	1,258	1,497
Total nonperforming assets	19,200	20,221	20,429	21,090	23,379
Net charge-offs	1,866	1,846	1,432	1,404	898
Allowance for loan losses/loans outstanding	1.01%	1.02%	1.02%	1.02%	1.04%
Nonperforming loans/loans outstanding	0.38%	0.42%	0.43%	0.46%	0.52%
Allowance for loan losses/nonperforming loans	266%	245%	238%	224%	200%
Net charge-offs/average loans	0.17%	0.17%	0.13%	0.13%	0.09%
Delinquent loans/ending loans	0.86%	1.14%	1.01%	1.08%	1.00%
Loan loss provision/net charge-offs	85%	133%	124%	144%	112%
Nonperforming assets/total assets	0.23%	0.25%	0.25%	0.26%	0.29%

Summary of Financial Data
(Dollars in thousands, except per share data)
	2017	2016
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Quarterly GAAP to Non-GAAP Reconciliations
Income statement data
Net income
Net income (GAAP)	$26,257	$26,392	$27,160	$25,857	$24,403
Amortization of intangibles (3)	2,008	849	914	944	973
Acquisition expenses (3)	1,245	908	1	177	52
Adjusted net income (non-GAAP)	29,510	28,149	28,075	26,978	25,428

Earnings per common share
Diluted earnings per share (GAAP)	$0.57	$0.59	$0.61	$0.58	$0.55
Amortization of intangibles (3)	0.04	0.02	0.02	0.02	0.02
Acquisition expenses (3)	0.03	0.02	0.00	0.00	0.00
Diluted adjusted net earnings per share (non-GAAP)	0.64	0.63	0.63	0.60	0.57

Noninterest operating expenses
Noninterest expenses (GAAP)	$73,575	$66,597	$66,226	$66,356	$67,669
Amortization of intangibles	(2,768)	(1,275)	(1,359)	(1,403)	(1,442)
Acquisition expenses	(1,716)	(1,364)	(2)	(263)	(77)
Total adjusted noninterest expenses (non-GAAP)	69,091	63,958	64,865	64,690	66,150

Efficiency ratio
Adjusted noninterest expenses (non-GAAP) - numerator	$69,091	$63,958	$64,865	$64,690	$66,150
Tax-equivalent net interest income	69,584	72,628	70,913	70,911	69,405
Noninterest revenues	44,318	38,620	39,952	38,772	38,281
Insurance-related recovery	0	0	(950)	0	0
Gain on sales of investments	(2)	0	0	0	0
Operating revenues (non-GAAP) - denominator	113,900	111,248	109,915	109,683	107,686
Efficiency ratio (non-GAAP)	60.7%	57.5%	59.0%	59.0%	61.4%

Summary of Financial Data
(Dollars in thousands, except per share data)
	2017	2016
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Quarterly GAAP to Non-GAAP Reconciliations
Balance sheet data - At end of quarter
Total assets
Total assets (GAAP)	$8,913,860	$8,666,437	$8,727,746	$8,742,111	$8,615,901
Intangible assets	(618,977)	(480,844)	(482,119)	(483,478)	(484,881)
Deferred taxes on intangible assets	68,236	43,504	42,523	41,528	40,483
Total tangible assets (non-GAAP)	8,363,119	8,229,097	8,288,150	8,300,161	8,171,503

Total common equity
Common stock, APIC, Retained earnings, and Treasury stock	$1,285,676	$1,190,258	$1,174,491	$1,155,894	$1,139,378
Accumulated other comprehensive income	10,354	7,842	66,091	81,035	61,287
Shareholders' Equity (GAAP)	1,296,030	1,198,100	1,240,582	1,236,929	1,200,665
Intangible assets	(618,977)	(480,844)	(482,119)	(483,478)	(484,881)
Deferred taxes on intangible assets	68,236	43,504	42,523	41,528	40,483
Total tangible common equity (non-GAAP)	745,289	760,760	800,986	794,979	756,267

Net tangible equity-to-assets ratio at quarter end
Total tangible common equity (non-GAAP) - numerator	$745,289	$760,760	$800,986	$794,979	$756,267
Total tangible assets (non-GAAP) - denominator	8,363,119	8,229,097	8,288,150	8,300,161	8,171,503
Net tangible equity-to-assets ratio at quarter end (non-GAAP)	8.91%	9.24%	9.66%	9.58%	9.25%

(1) Excludes gains and losses on sales of investment securities.
(2) Includes deferred tax liabilities related to certain intangible assets.
(3) After tax effect.

# # #